

August 13, 2014

Via E-mail
Dr. Horst A. Schmid
President and Chief Executive Officer
Deep Well Oil & Gas, Inc.
Suite 700, 10150-100 Street
Edmonton, Alberta, Canada T5J 0P6

      Re: Deep Well Oil & Gas, Inc
            Form 10-K for the Fiscal Year Ended September 30, 2013
            Filed January 14, 2014
            File No. 000-24012

Dear Dr. Schmid:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Legal Branch Chief